May 8, 2006

Perry Hindin
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re: Schick Technologies, Inc.
Preliminary Proxy Materials
File No. 0-22673

Dear Mr. Hindin:

        On behalf of Schick Technologies, Inc., a Delaware corporation ("Schick"), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated May 3, 2006 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above Schick's responses. To aid the Staff with its review, we have enclosed four courtesy copies of the revised Preliminary Proxy Statement (the "Proxy Statement") as filed on the date hereof, marked to show changes from Schick's Proxy Statement filed with the Commission on April 26, 2006.

Forward Looking Statements, page 26

1.
Please revise this section to delete the references to Sirona.

        The requested revision has been made to page 26 of the Proxy Statement.

Management's Discussion and Analysis, page 86

2.
Please discuss the change in net other operating expense (income) from September 30, 2005 to December 31, 2005.

        The requested discussion has been added to page 92 of the Proxy Statement.

        In connection with the preparation of that discussion and in response to the Staff's comment, Sirona identified certain foreign currency related gains and losses of a subsidiary that had been included in operating income (loss) and accordingly made reclassifications within its statements of operations for several periods. For those periods, the foreign currency related gains and losses of all subsidiaries of Sirona are now included in "Foreign currency transactions loss (gain), net," and "Loss (gain) on derivative instruments". This reclassification did not have an impact on net income (loss), net cash provided by operating activities or any item on the balance sheet, including shareholders' equity.

        Corresponding changes were also made in Summary Historical Financial Data of Sirona, Summary Unaudited Pro Forma Condensed Consolidated Financial Data of Schick and Sirona, Selected Historical Consolidated Financial Data of Sirona, Management's Discussion and Analysis and Unaudited Pro Forma Consolidated Financial Statements.

        Although, following the above-described reclassification, the change in the line item "net other operating expense (income)" between the quarters ended September 30, 2005 and December 31, 2005 does not appear significant, we have inserted the requested discussion of such change on page 92 of the Proxy Statement.

        If you have any further questions or need any further information regarding this filing, please contact the undersigned at (212) 415-9311 or Kevin Tang at (212) 735-0794.

Sincerely,
/s/ JOHN B. WADE, III John B. Wade, III
cc:
Jeffrey T. Slovin, Schick Technologies, Inc.
Zvi Raskin, Schick Technologies, Inc.
Jost Fischer, Sirona Holding GmbH
Simone Blank, Sirona Holding GmbH
James S. Rowe, Kirkland & Ellis LLP
Carol Anne Huff, Kirkland & Ellis LLP
Nanci Prado, Dorsey & Whitney LLP